ALEXANDER M. DONALDSON

adonaldson@wyrick.com

April 29, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Scot Foley (Mail Stop 4720)

Re:	Furiex Pharmaceuticals, Inc. Information Statement on Form 10-12B, filed February 24, 2010, as amended on April 8, 2010 File No. 001-34641

Dear Mr. Foley:

We write this letter on behalf of our client Furiex Pharmaceuticals, Inc. in response to the comments of the Staff of the Securities and Exchange Commission with respect to the above-captioned filing, as set forth in the Staff’s letter dated April 21, 2010. Our responses below are numbered to correspond to the numbered comments in the Staff’s letter, which are repeated below in italics.

Summary

General

1.	We have recently received your completed application for confidential treatment with respect to several of your material agreements. Please note that comments pertaining to this application will be sent under separate cover.

Division of Corporation Finance

April 29, 2010

We await your comments on the confidential treatment request.

2.	We note that your responses to prior comments 21, 28 and 39 state that there is information pertaining to these responses that you will provide in an amended filing. Please be advised that we will not be able to clear these comments until this information is included in your registration statement.

The information that was missing in response to prior comments 28 and 39 has been provided on pages 47 and 90. We need to provide the information missing on page 47 in response to prior comment 21 and are aware that the comment cannot be cleared until that information is provided.

3.	We note your statement on pages 11 and 54 that the Information Statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. As Furiex is not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act, you are not eligible to rely on the safe harbor for forward looking statements. Please revise your disclosure to delete the references to Sections 27A of the Securities Act and 21E of the Exchange Act or revise to specifically state that the safe harbors do not apply to any forward looking statements in your document.

We have deleted the references to the statutory safe harbors on pages 11 and 55.

Risk Factors

“If PPD waives one or more conditions to the spin-off, it could adversely impact our operations”, page 15

4.	Please revise this discussion to describe the effect on your business if PPD waives the condition that you receive all permits, registrations, clearances and consents.

We have revised the language on page 15 to state that PPD has the right to waive certain conditions and to provide a discussion of the possible waiver of some conditions and that other conditions have already been met.

The Spin-Off

Distribution Conditions and Termination, page 36

5.

We note your response to prior comment 12. Your disclosure on pages 36 and 37 is inconsistent in that it says the Board may waive any of these conditions on its sole and absolute discretion assuming the SEC has declared the Form 10 effective. Please note that the one of the conditions is that the Form 10 is effective. Additionally,

Division of Corporation Finance

April 29, 2010

please explain how you will complete the spin-off if there is an order, injunction or decree prohibiting or preventing the consummation of the spin-off.

We have revised the language on page 37 as noted in the response to comment 4 above.

Our Business, page 39

6.	We note your response to prior comment 16 which states that you have edited the chart on page 41 to remove Priligy from the column “Submission of Marketing Application” for the United States, and we further note the inclusion of a footnote explaining the disposition of the NDA filed in December 2004. However, as that particular bar in the chart still continues into the column titled “Submission of Marketing Application,” please clarify for us whether this was inadvertent or whether a new marketing application for Priligy has been submitted. If the latter, please revise your disclosure to clarify that an application was submitted despite the earlier not approvable letter.

We have revised the chart on page 41 to remove Priligy from the column “Submission of Marketing Application” in the U.S. We retained footnote 1 so that the chart reflects the full regulatory history of Priligy in the U.S. Please be advised that no new marketing application has been submitted to the FDA for Priligy.

Our Pipeline, page 43

7.	Please provide your basis for the following estimates included in your disclosure:

•	“approximately 29 million men in the U.S. between the ages of 25 and 80 suffer from premature ejaculation;”

•	“IBS-d affects approximately 29 million Americans age 15 and older;” and

•	“the worldwide market for antibiotics to treat MRSA is approximately $1.5 billion annually.”

To the extent these estimates are based on information obtained from third-party sources, please describe the information you have used from them and explain how you have used it in developing your estimates. As an example, with respect to the estimate concerning the number of Americans affected by IBS-d, describe the information you obtained from the market report from Nature Reviews Drug Discovery and how you used it to calculate your estimate.

We have provided the requested disclosure on pages 44 and 46.

Division of Corporation Finance

April 29, 2010

Our Patents and Other Proprietary Rights, page 47

8.	Please confirm that the patents held in each of the countries identified relate to Priligy.

We have added language on page 47 to make it clear that these patents relate to Priligy.

Government Regulation, page 49

9.	Please expand your discussion of the regulatory requirements imposed on you by the European Union. Based on the fact that your sole commercial product at this time is being sold only in Europe and your statement that the EU is your most important market outside the United States, these regulatory requirements appear material.

We have expanded the disclosure as requested on page 50.

Management’s Discussion and analysis of Financial Condition and Results of Operations Executive Overview, page 54

10.	Refer to your response to prior comment 33. Your revised discussion appears to only address the range of estimated expenses necessary to develop projects with in-licensed compounds from Janssen. While we acknowledge the uncertainties in the estimate, if available, please also disclose the estimated timing of deriving cash in-flows from these projects. In addition, ensure that your discussion include all other major projects.

We have expanded the disclosure as requested on pages 56 and 57.

Combined Financial Statements of Furiex Pharmaceuticals, Inc.

1. Summary of Operations and Significant Accounting Policies:

Revenue Recognition, page F-9

11.	We acknowledge your response to prior comment 40. Please clarify your revenue recognition policy for upfront payments.

Division of Corporation Finance

April 29, 2010

As disclosed in the response to prior comment 40, no upfront payments have been received during the three years in the period ended December 31, 2009. Upfront payments from Furiex’s collaborators are recognized at the time collaboration agreements are signed because the events that trigger an upfront payment have occurred and there are no further obligations on Furiex’s part in connection with the payment. We have added additional clarifying language in the revenue recognition footnote on page F-9.

*   *   *   *   *

Please be advised that we have made additional revisions to the Information Statement to reflect updates to various disclosures or to provide new disclosure.

Furiex Pharmaceuticals, Inc. respectfully submits that the foregoing discussions and amendments to the Information Statement are appropriately responsive to the comments of the Staff. If the Staff has any further comments, please direct them to the undersigned.

On behalf of Furiex Pharmaceuticals, Inc. we acknowledge that:

•	Furiex is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the Furiex filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Furiex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ ALEXANDER M. DONALDSON

cc:	Marshall Woodworth